

SE 07008226 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED SEP 28 2007 WASH. D.C. 185

REPORT FOR THE PERIOD BEGINNING 07/01/06 AND ENDING 06/30/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSCATLAN SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 CALLE 1-04 ZONA 10 CENTRICA PLAZA TORRE II NIVEL 4
(No. and Street)

GUATEMALA CITY (City) GUATEMALA (State) 01010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEJANDRO SALAZAR FLORES 011(502)2250-2040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JD GILBERT & COMPANY, CPAs
(Name – *if individual, state last, first, middle name*)

350 JIM MORAN BLVD., SUITE #220 (Address) DEERFIELD BEACH (City) FL (State) 33441 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED OCT 05 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALEJANDRO SALAZAR FLORES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSCATLAN SECURITIES CORP, as of JUNE 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

On this 25th day of September, as Notary Public, dully sworn, hereby certify that Mr. Alejandro Salazar signed this document before me, under oath.

Signature

PRESIDENT

Title

Notary Public Rogelio Manuel Zarceño Ruiz
Abogado y Notario

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Financial Statements

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CORPORACIÓN UBC INTERNACIONAL, S.A.)

FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

J.D. GILBERT & COMPANY

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CORPORACIÓN UBC INTERNACIONAL, S.A.)
FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

TABLE OF CONTENTS

Page No.

Independent Auditors' Report 1

Statements of Financial Condition 2

Statements of Income 3

Statements of Changes in Stockholder's Equity 4

Statements of Cash Flows 5

Notes to the Financial Statements 6-9

Supplementary Information - Schedules I and II 10-11

Report on Internal Control Required by SEC Rule 17a-5 12-13



J.D. GILBERT & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

350 Jim Moran Boulevard, Suite 220, Deerfield Beach, Florida 33442 • (954) 419-1000 • Fax (954) 419-1040
Toll Free (888) 419-2727 • E-Mail cpas@jdgilbert.com

Independent Auditors' Report

Board of Directors
Cuscatlan Securities Corp.

We have audited the accompanying statements of financial condition of Cuscatlan Securities Corp., as of June 30, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cuscatlan Securities Corp. as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As more fully described in Note 8 to the financial statements, the Company intends to cease operations by December 31, 2007.

J.D. Gilbert & Company

Deerfield Beach, Florida
September 25, 2007

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CORPORACIÓN UBC INTERNACIONAL, S.A.)
STATEMENTS OF FINANCIAL CONDITION

June 30, 2007 and 2006

ASSETS

	2007	2006
Cash	$ -	$ 54,884
Deposits with Clearing Organization	455,971	453,095
Receivable – Commissions	1,702	-
Receivable – Unsettled Trades	4,992	-
Prepaid Insurance and Other Expenses	26,820	35,685
Prepaid Income Taxes	10,618	5,866
Total Assets	$500,103	$549,530

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Accounts Payable and Accrued Expenses	$ 6,250	$ 6,237
Total Liabilities	6,250	6,237
Stockholder's Equity:		
Common Stock - $.01 par value, 100,000 shares authorized, 12,500 shares issued and outstanding	125	125
Additional Paid-in Capital	127,326	127,326
Retained Earnings	366,402	415,842
Total Stockholder's Equity	493,853	543,293
Total Liabilities and Stockholder's Equity	$500,103	$549,530

The Accompanying Notes are an Integral Part of These Financial Statements

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CORPORACIÓN UBC INTERNACIONAL, S.A.)
STATEMENTS OF INCOME

For the Years Ended June 30, 2007 and 2006

	2007	2006
Revenues:		
Commissions	$ 49,741	$ 77,686
Transaction Trading	96,462	175,856
Interest and Dividends	20,978	16,767
Other Income	20,057	16,320
	187,238	286,629
Expenses:		
Administration Fees	161,467	207,000
Communications and Data Processing	15,985	8,051
Regulatory and Clearance Fees	25,178	26,390
Other Operating Expenses	37,812	34,443
Interest	3,981	2,226
	244,423	278,110
Income (Loss) before Income Taxes	(57,185)	8,519
Income Tax (Expense) Benefit	7,745	(1,500)
Net Income (Loss)	$ (49,440)	$ 7,019

The Accompanying Notes are an Integral Part of These Financial Statements

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CORPORACIÓN UBC INTERNACIONAL, S.A.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended June 30, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at June 30, 2005	$125	$127,326	$408,823
Net Income	-	-	7,019
Balance at June 30, 2006	125	127,326	415,842
Net Loss	-	-	(49,440)
Balance at June 30, 2007	$125	$127,326	$366,402

The Accompanying Notes are an Integral Part of These Financial Statements

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CORPORACIÓN UBC INTERNACIONAL, S.A.)
STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2007 and 2006

Increase (Decrease) in Cash

	2007	2006
Cash Flows from Operating Activities:		
Reconciliation of Net Income (Loss) to Cash Provided by Operating Activities:		
Net Income (Loss)	$(49,440)	$ 7,019
Adjustments to Reconcile Net Income (Loss) to Cash Provided by Operating Activities:		
(Increase) Decrease in Assets:		
Deposits with Clearing Organization	(2,876)	135,596
Receivable – Commissions	(1,702)	-
Receivable – Unsettled Trades	(4,992)	3,920
Prepaid Insurance and Other Expenses	8,865	(33,745)
Prepaid Income Taxes	(4,752)	(5,866)
Increase (Decrease) in Liabilities:		
Accounts Payable and Accrued Expenses	13	(577)
Income Taxes Payable	-	(960)
Due to Cuscatlan Securities Ltd.	-	(88,000)
Cash Provided by (Used in) Operating Activities	(54,884)	17,387
Net Increase (Decrease) in Cash	(54,884)	17,387
Cash, beginning of year	54,884	37,497
Cash, end of year	$ -	$ 54,884
Interest Paid	$ 3,981	$ 2,226
Income Taxes Paid	$ -	$ 8,325

The Accompanying Notes are an Integral Part of These Financial Statements

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CORPORACIÓN UBC INTERNACIONAL, S.A.)
NOTES TO THE FINANCIAL STATEMENTS

June 30, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General – Cuscatlan Securities Corp., (the Company) was incorporated in the State of Florida in 1989. The Company became a member of the National Association of Securities Dealers, Inc. in August 1990, and is registered with the Securities and Exchange Commission. The Company acts as an introducing broker, clearing transactions through Pershing, a division of the Bank of New York. The Company is a wholly-owned subsidiary of Corporación UBC Internacional, S.A., also known as the Unión de Bancos Cuscatlán International. Until November 2006, the Company was a wholly-owned subsidiary of Cuscatlán Bank & Trust Ltd. (a subsidiary of Corporación UBC Internacional, S.A.). The Company primarily operates from an office in Guatemala, with its customers primarily located in Central America. In January 2002, the Company got approval to open a branch office in Costa Rica, and in 2003, the Company got approval to open a branch office in El Salvador, however, it was not opened. The Costa Rica branch was closed June 30, 2007.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents, except for funds included in "deposits with clearing organizations." Purchases and sales of securities included in deposit with clearing organizations are considered to be operating activities for purposes of the cash flow statement.

Securities – Securities owned and securities sold, not yet purchased, are valued at market value. Any difference between cost or amortized cost and market is included in income.

Receivable – Unsettled Trades – The receivable for unsettled trades represents monies to be received when securities sales, traded before the balance sheet date, settle after the balance sheet date. Such monies were received by the third business day of July.

Furniture and Equipment – Furniture and equipment are recorded at cost and have been fully depreciated over the useful lives of the assets of 5 to 7 years on an accelerated method. These assets are located in Guatemala. Additional furniture and equipment used by the Company is owned by an affiliated corporation, and consideration for its use is included in the management fee paid by the Company. Therefore, such assets are not included in furniture and equipment.

Commission Revenue and Transaction Trading - Commission revenue and transaction trading profits are recorded on a trade date basis as securities transactions occur. A substantial portion of transaction trading profits in the year ended June 30, 2007 and 2006 were realized on sales of Central American bonds to entities in Guatemala.

Income Taxes - Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards Number 109. The Company files United States Federal and Florida income tax returns.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments - The carrying amounts of all financial instruments approximate fair values. The following assumptions are used for securities:

> *Securities - money funds*: because of the short maturity of those instruments, cost approximates fair value.
>
> *Securities – U.S. Treasuries and Bonds and Stocks*: the carrying value is based upon quoted market prices, a reasonable estimate of fair value.

For commissions receivable, accrued interest receivable, deposits with and payables to clearing organizations, accounts payable and accrued expenses and income taxes payable, carrying value approximates fair value due to the short term nature of these assets and liabilities.

Estimates - These financial statements include estimates made by management as required by generally accepted accounting principles.

NOTE 2 – DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits with clearing organizations consist of the following at June 30:

	2007	2006
Cash and Margin Balances	$123,680	$127,913
Securities - Money Funds	332,291	325,182
	$455,971	$453,095

NOTE 3 - FIXED ASSETS

Fixed assets at June 30 consisted of the following:

	2007	2006
Office Furniture	$ 31,462	$ 31,462
Office Equipment	320	320
Computer Equipment	3,067	3,067
Total Cost	34,849	34,849
Accumulated Depreciation	(34,849)	(34,849)
	$ -	$ -

NOTE 4 - INCOME TAXES

Income tax for the year ended June 30, 2007 is comprised of the income tax benefit of federal net operating loss carryback of $7,745; there is no recorded benefit from the state net operating loss carryforward of approximately $57,000. The potential tax benefit of the state net operating loss is approximately $2,800, which has been fully offset by a valuation allowance due to the uncertainty of the realization of the future benefit. In 2006, income tax is comprised of federal income taxes of $1,300 and state income taxes of $200. There are no timing differences resulting in deferred income taxes for the years ended June 30, 2007 and 2006.

NOTE 5 - REFERRAL AGREEMENTS AND CONTINGENCY

The Company entered into a fully disclosed clearing agreement with Pershing on January 6, 1997, for purposes of clearing its proprietary and certain customer transactions. In accordance with the agreement, a clearing deposit of $100,000 is held by Pershing and is included in deposits with clearing organizations. The agreement also provides for fees for clearing services and data communications and transmissions. The agreement is cancelable by either party with 90 days notice. The Company is liable for any losses incurred by Pershing due to customer's failure to fulfill obligations under the customer's account.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Corporación UBC Internacional, S.A. Cuscatlán Securities Limited is a wholly-owned subsidiary of Cuscatlán Bank & Trust Ltd., a subsidiary of Corporación UBC Internacional, S.A. Under an agreement with the Company, Cuscatlán Securities Limited performs certain introducing broker activities in Guatemala on behalf of the Company in exchange for a monthly administration fee. The administration fees charged include a base fee and a fee based upon a percentage of commission and trading income, as determined annually. These fees aggregated $161,467 and $207,000 for the years ended June 30, 2007 and 2006, respectively. The Company also received fees from other entities within the consolidated Unión de Bancos Cuscatlán of approximately $6,000 to $7,000 per year, which are included in other income.

At June 30, 2007 and 2006, the Company had prepaid $25,450 and $33,725 respectively, in administration fees to Cuscatlán Securities, Limited.

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CORPORACIÓN UBC INTERNACIONAL, S.A.)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007 and 2006

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2007, the Company had net capital of $441,906, which was $436,906 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

NOTE 8 – CONTINUING OPERATIONS

In April, 2007, the Company advised the National Association of Securities Dealers (now the FINRA) of its intent to cease operations after all customer accounts are transferred to other brokers or closed. This action was precipitated by Citigroup's decision not to acquire the brokerage license of the Company when it acquired most of the affiliates of the Company in April 2007. Management anticipates that activities necessary to cease operations of the Company will be completed before December 31, 2007; however, prior to June 30, 2007, the Company had not adopted a formal plan to liquidate the corporation.

SCHEDULE I

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CORPORACIÓN UBC INTERNACIONAL, S.A.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of June 30, 2007

Computation of Net Capital:		
Total ownership equity from Statement of Financial Condition, qualified for Net Capital		$493,853
Deductions for non-allowable assets -		
Receivable – Unsettled Trades	$ 4,992	
Prepaid Expenses	26,820	
Prepaid Income Taxes	10,618	
		(42,430)
Net Capital before haircuts on securities positions		451,423
Haircuts on securities -		
Trading and investment securities		(6,646)
Undue Concentration		(2,871)
Net Capital		$441,906
Computation of Aggregate Indebtedness:		
Total A.I. liabilities from Statement of Financial Condition		$ 6,250
Computation of Basic Net Capital Requirement:		
Minimum net capital required at 6-2/3%		$ 417
Minimum dollar net capital requirement		5,000
Net Capital Requirement		5,000
Excess Net Capital		436,906
Excess Net Capital at 1000 percent		441,281
Ratio: Aggregate indebtedness to net capital		0.01 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of June 30, 2007):		
Net Capital as reported in Company's Part II (Unaudited) FOCUS report		$448,575
Net audit adjustments to ownership equity (primarily management fee, accrued expenses, and income taxes)		26,404
Increase in non-allowed assets, due to audit adjustments to prepaid expenses and income taxes		(30,202)
Correction of Haircuts on Securities – Undue Concentration		(2,871)
Net capital per above		$441,906

SCHEDULE II

CUSCATLAN SECURITIES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF CORPORACIÓN UBC INTERNACIONAL, S.A.)
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2007

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(B) since the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.



J.D. GILBERT & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

350 Jim Moran Boulevard, Suite 220, Deerfield Beach, Florida 33442 • (954) 419-1000 • Fax (954) 419-1040
Toll Free (888) 419-2727 • E-Mail cpas@jdgilbert.com

Board of Directors
Cuscatlan Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Cuscatlan Securities Corp., for the year ended June 30, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Cuscatlan Securities Corp., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significantly deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.D. Gilbert & Company

Deerfield Beach, Florida
September 25, 2007

END